UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-55463

MR. AMAZING LOANS CORPORATION

(Exact name of registrant as specified in its charter)

3960 Howard Hughes Parkway, Suite 490

Las Vegas, NV 89169

(702) 227-5626

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[ ]
Rule 12g-4(a)(2)	[X]
Rule 12h-3(b)(1)(i)	[ ]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: 450

EXPLANATORY NOTE

On April 30, 2019, the registrant filed a Form 15 (Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934) (the “Original Form 15”) to (i) terminate, pursuant to Rule 12g-4(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), its duty to file reports under Section 12(g) of the Exchange Act, and (ii) suspend, pursuant to Rule 12h-3(b)(1)(ii) promulgated under the Exchange Act, its duty to file reports under Section 15(d) of the Exchange Act. As of April 30, 2019, the registrant had fewer than 500 record stockholders and its total assets did not exceed $10 million on December 31, 2018, 2017 or 2016. However, the registrant was unable to suspend its Section 15(d) reporting obligations pursuant to Rule 12h-3 because (i) it had greater than 300 record stockholders on April 30, 2019, and (ii) it had registration statements that went effective in 2016 and 2017 and a registration statement that was required to be updated in 2018. Accordingly, the registrant is filing this Amendment No. 1 to the Original Form 15 (this “Amendment”) in order to revise its prior designation of the rule provisions relied upon to terminate or suspend the duty to file reports.

Pursuant to the requirements of the Securities Exchange Act of 1934, Mr. Amazing Loans Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 10, 2019	By:	/s/ Paul Mathieson
	Name:	Paul Mathieson
	Title:	President, Chief Executive Officer and Chief Financial Officer